UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

GLOBAL SELF STORAGE, INC.
(Exact name of registrant as specified in its charter)
Maryland (State of incorporation or organization)	13-3926714 (I.R.S. Employer Identification No.)
11 Hanover Square New York, New York (Address of principal executive offices)	10005 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.
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If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.
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Securities Act registration statement file number to which this form relates: _________ (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act.
Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Rights to Purchase Series A Participating Preferred Stock	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant's Securities to be Registered.
Effective on January 29, 2016, the Board of Directors (the "Board of Directors") of Global Self Storage, Inc. (the "Company"), a Maryland corporation, declared a dividend distribution of one right (a "Right") for each share of the Company's outstanding common stock, par value of $0.01 per share (the "Common Shares"), to holders of record of the Common Shares issued and outstanding at the close of business on January 29, 2016. Each Right entitles the registered holder to purchase from the Company one one-thousandth of the Company's share of Series A Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares") or in certain circumstances, to receive cash, property, Common Shares or other securities of the Company, at a purchase price of $12.00 per one one-thousandth (1/1,000th) of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement, dated as of January 29, 2016 (as the same may be supplemented or amended from time to time, the "Rights Agreement"), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the "Rights Agent").
Initially, the Rights will be attached to all Common Shares and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (i) a public announcement by the Company that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 9.8% or more of the outstanding Common Shares (the date of such announcement being the "Shares Acquisition Date") or (ii) 10 business days (or such later date as the Company's Board of Directors may determine before a Distribution Date occurs) following the commencement of a tender offer or exchange offer that, if consummated, would result in a person becoming an Acquiring Person, provided, however, that certain Exempt Persons (as defined in the Rights Agreement) may have greater beneficial ownership without becoming an Acquiring Person.
Until the Distribution Date, (i) the Rights will be evidenced by Common Shares and will be transferred with and only with such Common Shares, (ii) new Common Shares certificates, if any, will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates.
The Rights are not exercisable until after the Distribution Date and will expire at the close of business on January 29, 2026, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.
As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. Except for Common Shares issued pursuant to exercises of stock options or as awards under an employee plan or arrangement granted or awarded as of the Distribution Date or upon the exercise, conversion or exchange of securities issued by the Company after the date of the Rights Agreement, or as otherwise determined by the Board of Directors, Rights will only be issued with respect to Common Shares that were issued prior to the Distribution Date.

In the event (a "Flip-In Event") a Person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding Common Shares at a price and on terms which a majority of the Company's Outside Directors (as defined in the Rights Agreement) determines to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders (a "Permitted Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a current per share market price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights will not be exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.
For example, at an exercise price of $12.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $24.00 worth of Common Shares (or other consideration, as noted above) for $12.00. Assuming that the current per share market price (as defined in the Rights Agreement) per Common Share is $4.00 at such time, the holder of each valid Right would be entitled to purchase 6 Common Shares for $12.00.
In the event (a "Flip-Over Event") that, at any time on or after the Shares Acquisition Date, (i) the Company shall take part in a merger or other business combination transaction and the Company shall not be the surviving entity (other than with an entity which acquired the shares pursuant to a Permitted Offer) or (ii) the Company shall take part in a merger or other business combination transaction in which the Company is the surviving entity and the Common Shares are changed or exchanged (other than with an entity which acquired the stock pursuant to a Permitted Offer) or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided, as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a current per share market price equal to two times the exercise price of the Right.
At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Company's Board of Directors may exchange the Rights (other than Rights owned by such person or group that have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a share of Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).
The Purchase Price payable and the number of Preferred Shares (or the amount of cash, property or other securities) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current per share market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined in the Rights Agreement) that, upon exercise of Rights, a number of Rights be exercised so that only whole Preferred Shares will be issued.

With certain exceptions, no adjustment in the Purchase Price payable upon exercise of the Rights will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Preferred Shares upon the exercise of any Right. In lieu thereof, a cash payment may be made, as provided in the Rights Agreement.
At any time until 10 business days following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Company's Board of Directors). In the event that a majority of the Board of Directors is no longer comprised of Continuing Directors (a "Section 23(a) Event"), then for the maximum period allowed under Maryland law following the first occurrence of a Section 23(a) Event, the rights cannot be redeemed unless there are Continuing Directors and a majority of the Continuing Directors concur with the Board of Directors' decision to redeem the rights. Immediately upon the action of the Company's Board of Directors ordering redemption of the Rights (with, where required, the concurrence of the Continuing Directors), the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price. The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board of Directors prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board of Directors if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.
Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or cash, property or other securities) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.
The Board of Directors of the Company may amend any provision of the Rights Agreement prior to the Distribution Date. Thereafter, the Board of Directors may amend the provisions of the Rights Agreement only in order to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain other related parties). For the maximum period allowed under Maryland law following the first occurrence of a Section 23(a) Event, the Rights Agreement can be amended only if there are Continuing Directors and a majority of the Continuing Directors concur with the amendment.

Each Common Share outstanding at the close of business on the Record Date will receive one Right. So long as the Rights are attached to the Common Shares, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each Common Share issued or transferred by the Company in the future.
The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner that causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by the Directors or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, (i) at any time prior to the Distribution Date, amend the Rights Agreement, or (ii) at any time until 10 days following the Shares Acquisition Date redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.
The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Articles Supplementary of the Series A Participating Preferred Stock of the Company, as Exhibit B the form of Rights Certificate, and as Exhibit C the form of Summary of Rights to Purchase Preferred Shares, is attached as Exhibit 1 hereto. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to Exhibit 1 hereto.
Item 2. Exhibits.
Exhibit No.	Description of Exhibit
1.	Rights Agreement, dated as of January 29, 2016, between Global Self Storage, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, including all exhibits thereto (filed herewith).

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: January 29, 2016	GLOBAL SELF STORAGE, INC.

By: /s/ Mark C. Winmill
Mark C. Winmill
President

EXHIBIT INDEX
Exhibit No.	Description of Exhibit
1.	Rights Agreement, dated as of January 29, 2016, between Global Self Storage, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, including all exhibits thereto (filed herewith).